UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-08207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Home Depot FutureBuilder

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER

Report of Independent Registered Public Accounting Firm
The Administrative Committee
The Home Depot FutureBuilder:
We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2008 and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s Administrative Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Atlanta, Georgia
June 26, 2009

THE HOME DEPOT FUTUREBUILDER
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$1,880,179,285	$2,301,391,842
Participant loans	133,108,393	134,416,867

Receivables:
Participant contributions receivable	—	41,366
Employer contributions receivable	—	7,370
Due from broker	193,194	—
Other receivables	282,357	250,664

Total receivables	475,551	299,400

Total assets	2,013,763,229	2,436,108,109

Liabilities:
Accrued liabilities	885,509	829,693
Due to broker	—	1,483,076

Total liabilities	885,509	2,312,769

Net assets available for benefits before adjustments	2,012,877,720	2,433,795,340

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	38,144,690	1,753,776

Net assets available for benefits	$2,051,022,410	$2,435,549,116

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Net depreciation in fair value of investments	$(597,985,548)	$(236,429,171)
Interest income	27,146,807	24,583,226
Dividends	30,476,989	36,584,820

Total investment loss	(540,361,752)	(175,261,125)

Contributions:
Participants	263,349,153	328,501,391
Employer	140,415,288	154,999,501

Total contributions	403,764,441	483,500,892

	(136,597,311)	308,239,767

Deductions from net assets attributed to:
Benefits paid to participants	237,250,257	320,891,212
Assets transfer	—	228,002,700
Administrative expenses	10,679,138	11,703,772

Total deductions	247,929,395	560,597,684

Net decrease	(384,526,706)	(252,357,917)

Net assets available for benefits:
Beginning of year	2,435,549,116	2,687,907,033

End of year	$2,051,022,410	$2,435,549,116

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of the Plan

The following is a brief description of The Home Depot FutureBuilder (the Plan). Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering substantially all U.S. associates of The Home Depot, Inc. and subsidiaries (the Company). Associates are eligible to participate in the Plan for purposes of making elective deferrals after completing 90 days of service. Participants are eligible for the Company’s matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) coincident with or following the completion of 12 months of service and 1,000 hours. Temporary associates and certain of THD At-Home Services, Inc.’s 100% commission associates are eligible to make before-tax contributions following the completion of 12 months of service and 1,000 hours. The Plan excludes leased associates, nonresident aliens, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc.

The Home Depot, Inc., the Plan Sponsor, sold certain of its subsidiaries comprising the HD Supply business segment (HD Supply) on August 30, 2007. Upon the closing of this transaction, the Plan accounts of all HD Supply associates actively employed as of the closing date were fully vested in their respective account balances in the Plan. HD Supply associates continued to participate in the Plan through December 27, 2007, and the Plan was treated as a multiple employer plan during the period beginning on the closing date and ending on December 27, 2007. The Plan was amended effective as of the closing date to incorporate all provisions required by law to satisfy the requirements for a multiple employer plan, including the continued awarding of vesting and eligibility service credit under the Plan for post-closing service with HD Supply through December 27, 2007 and separate nondiscrimination testing for HD Supply and the Company. The assets and liabilities attributable to associates of HD Supply were transferred to a newly-created HD Supply defined contribution plan on December 27, 2007.

(b)	Contributions

Under the 401(k) portion of the Plan, participants may contribute up to 50% of annual compensation on a pretax basis, as defined in the Plan, subject to regulatory limitations, and participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. All 100% commission associates of THD At-Home Services, Inc. are not eligible to receive matching contributions. Associates of Williams Bros. Lumber Company, LLC (Williams Bros.) and Cox Lumber Company were eligible for matching contributions of 25% of the first 6% of

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
compensation contributed by a participant. Williams Bros. and Cox Lumber Company were included in the sale of HD Supply. Additional amounts may be contributed at the option of the Administrative Committee. The default for investment of the Company’s matching contribution if no direction is given is the participant’s current investment election with respect to elective contributions. If the participant has made no affirmative investment election with respect to elective contributions, the default was the Barclays Global Investors (BGI) Balanced Fund prior to November 6, 2008 and the appropriate LifePath Fund based on the participant’s age effective on and after November 6, 2008.

Certain former participants in the Maintenance Warehouse FutureBuilder were eligible for supplemental annual matching contributions through December 27, 2007. Eligible associates employed on or before July 1, 1999 who were actively employed by HD Supply at December 31 of each calendar year received a matching contribution equal to 4.5% of annual compensation. Additionally, eligible associates of HD Supply employed on or before July 1, 2004 who were actively employed by HD Supply at December 31 of each calendar year received a matching contribution equal to 2.5% of annual compensation. Participants were required to continually contribute at least 3% of compensation to the Plan in order to remain eligible for the supplemental annual matching contributions. Participants designated by the Company as highly compensated associates were not eligible to receive the supplemental annual matching contributions. The obligation to make supplemental annual matching contributions for the 2007 plan year transferred to HD Supply’s defined contribution plan at the end of 2007.

Employee stock ownership contributions were made solely by the Company and at the discretion of the Company’s Board of Directors (ESOP contributions). The Company made its last ESOP contribution in February 1999. The Plan was amended to eliminate ESOP contributions for plan years beginning on or after January 1, 2007.

(c)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
(d)	Vesting

Under the 401(k) portion of the Plan, participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. A participant is 100% vested in the Company’s matching contributions after three years of vesting service.

Vesting for the ESOP contributions and earnings or losses thereon is based on years of service, as follows:

Vesting
Years of service	Percentage
3	20%
4	40
5	60
6	80
7 or more	100
A participant becomes 100% vested in the Company’s matching and ESOP contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

(e)	Distributions

Upon death, disability, termination of service for any other reason, or attaining age 59 1/2, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Company stock in accordance with the terms of the Plan.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance in the preceding 12 months or 50% of their vested account balance. Loan terms range from one to four years. The loans bear interest at a rate equal to the prime rate plus 1% at the time of loan. Certain loans with terms greater than four years remain outstanding, including certain loans rolled over from retirement plans of acquired companies. Participant loans are carried at amortized cost.

(g)	Forfeited Accounts

Forfeited nonvested accounts are used first to reduce Plan expenses and then to reduce future employer contributions. In 2008 and 2007, $3,992,382 and $5,460,223, respectively, in forfeitures were used to reduce Plan expenses.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
(h)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting and certain administrative fees. Expenses paid by the Plan include all other administrative costs not paid by the Company.
(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Shares of registered investment companies, the TimesSquare Mid-Cap Growth Strategy Fund and the Schwab Personal Choice Retirement Account (PCRA) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The JP Morgan Stable Value Fund is valued as described below. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Company’s common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.

The JP Morgan Stable Value Fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the statements of net assets available for benefits including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedules.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

The Plan’s investments are stated at fair value, with the exception of the Plan’s fully benefit-responsive investment contracts which, though stated at fair value, are adjusted to contract value within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of receivables and liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.
(3)	JP Morgan Stable Value Fund

The Plan invests in a separate account, the JP Morgan Stable Value Fund (the Fund), which owns fully benefit-responsive investment contracts. As a result of the FSP, the Plan’s investment in the Fund is presented at fair value in the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value of $38,144,690 and $1,753,776 as of December 31, 2008 and 2007, respectively. The fair value of the Fund as of December 31, 2008 and 2007 was $436,036,810 and $248,208,004, respectively. The fair value of the Fund equals the total of the fair value of the underlying assets plus the fair value of the wrap contract, which is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year end.

A synthetic guaranteed investment contract (GIC), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund’s wrap contracts are units of fixed income collective investment trusts (Aegon, Bank of America, Royal Bank of Canada and State Street Bank with credit ratings of AA, AA-, AA- and AA, respectively). The wrap contracts are obligated to provide an interest rate not less than zero. These

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

The Plan’s interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying the Fund’s ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and the adjustments to contract value reporting in the Statements of Net Assets Available for Benefits.

The average market yield of the Fund for the years ended December 31, 2008 and 2007 was 5.48% and 6.63%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2008 and 2007 was 3.27% and 5.52%, respectively.

(4)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 9, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC), and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(6)	Investments

The Plan’s investments are held in a Master Trust by the Trustee of the Plan, The Northern Trust Company, as more fully described in Note 7. Plan participants may direct the investment of their accounts on a daily basis in a number of investment options available under the Plan. A description of the assets of the Plan’s investment options follows:
•	The Home Depot, Inc. Common Stock Fund — Fund invests in common stock of The Home Depot, Inc. Effective September 17, 2008, this fund was frozen with respect to new contributions.

•	JP Morgan Stable Value Fund — Fund is a separate account that invests in high quality fixed income securities.

•	TimesSquare Mid-Cap Growth Strategy Fund — Fund is a separate account that invests in common and preferred stock of U.S. mid-sized companies that display strong growth prospects.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
•	BGI Equity Index Stock Fund — Fund is a collective trust that invests in the common stocks included in Standard & Poor’s 500 Index.

•	Dodge & Cox Stock Fund — Fund invests in a registered investment company that invests in common stocks of companies that the fund’s managers believe to be temporarily undervalued but have favorable long-term growth prospects.

•	Dodge & Cox International Stock Fund — Fund invests in a registered investment company that invests in a diversified portfolio of equity securities issued by non-U.S. companies, which will provide long-term growth.

•	T. Rowe Price Small-Cap Stock Fund — Fund invests in a registered investment company that invests in common stocks of small, fast-growing companies that are believed to offer strong potential earnings growth or are undervalued.

•	BGI LifePath Portfolios — Fund is a collective trust that invests in stocks, bonds and money market instruments.

•	BGI U.S. Debt Index Fund — Fund is a collective trust that invests in U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•	BGI Balanced Fund — Fund is a synthetic fund that invests approximately 60% of its assets in the BGI Equity Index Stock Fund (which invests in equity securities — stocks) with the remainder of the fund invested in the BGI U.S. Debt Index Fund (which invests in fixed income securities — bonds).

•	Schwab PCRA — The brokerage window provides the freedom to invest in a wide range of investment choices, including no-load, no transaction-fee mutual funds, stocks listed on major exchanges, exchange-traded funds and individual bonds, certificates of deposit and other fixed income investments. The brokerage window was first offered as of September 17, 2008.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	2008	2007
The Home Depot, Inc. Common Stock Fund	$473,213,968	$588,128,841
JP Morgan Stable Value Fund	436,036,810	248,208,004
TimesSquare Mid-Cap Growth Strategy Fund	222,636,902	373,443,847
BGI Equity Index Stock Fund	185,498,131	300,449,399
BGI U.S. Debt Index Fund	136,682,859	72,842,714
Dodge & Cox International Stock Fund	132,628,496	278,130,070
Dodge & Cox Stock Fund	129,137,304	258,145,270
During 2008 and 2007, the Plan’s investments (depreciated) appreciated in fair value as follows:

	2008	2007
Net (depreciation) appreciation in fair value:
The Home Depot, Inc. Common Stock Fund	$(82,268,908)	$(305,946,459)
Separate accounts	(121,081,444)	48,587,526
Collective trust funds	(121,227,017)	19,597,632
Registered investment funds	(273,118,280)	1,332,130
Brokerage window	(289,899)	—

Net depreciation in fair value	$(597,985,548)	$(236,429,171)

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
(7)	Investment in Master Trust

The assets of the Plan are invested in a Master Trust. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was over 99%, with The Home Depot FutureBuilder for Puerto Rico holding the remaining interest.

Summarized financial information of the Master Trust as of December 31, 2008 and 2007 is as follows:

	2008	2007
Assets:
Investments
The Home Depot, Inc. Common Stock Fund	$474,421,344	$589,844,807
Separate accounts	660,675,703	623,188,604
Collective trust funds	410,446,569	444,609,398
Registered investment funds	332,472,633	648,136,559
Brokerage window	6,328,356	—

Total investments	1,884,344,605	2,305,779,368

Participant loans	133,950,919	135,204,221

Receivables:
Participant contributions receivable	—	41,366
Employer contributions receivable	—	7,370
Due from broker	193,677	—
Other receivables	282,357	250,664

Total receivables	476,034	299,400

Total assets	2,018,771,558	2,441,282,989

Liabilities:
Accrued liabilities	887,723	831,440
Due to broker	—	1,486,196

Total liabilities	887,723	2,317,636

Net assets available for benefits before adjustments	2,017,883,835	2,438,965,353
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	38,373,404	1,763,733

Net assets available for benefits	$2,056,257,239	$2,440,729,086

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
Net assets, investment (loss) income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment (loss) income for the Master Trust for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments:
The Home Depot, Inc. Common Stock Fund	$(82,526,024)	$(306,720,817)
Separate accounts	(121,161,528)	48,609,884
Collective trust funds	(121,384,778)	19,623,860
Registered investment funds	(273,389,536)	1,399,226
Brokerage window	(289,899)	—

Net depreciation in fair value of investments	(598,751,765)	(237,087,847)
Dividends and interest income	57,810,521	61,276,345

Total investment loss	$(540,941,244)	$(175,811,502)

(8)	Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). The provisions of SFAS 157 are effective for the Plan as of January 1, 2008. SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 — inputs use unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 — inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation.

The following table sets forth by level within the fair value hierarchy the Master Trust’s investments measured at fair value on a recurring basis, as of December 31, 2008. As required by SFAS 157, investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
The Home Depot, Inc. Common Stock Fund	$474,421,344	$—	$—	$474,421,344
Separate accounts	222,795,434	437,880,269	—	660,675,703
Collective trust funds	—	410,446,569	—	410,446,569
Registered investment funds	332,472,633	—	—	332,472,633
Brokerage window	6,328,356	—	—	6,328,356

Total investments at fair value	$1,036,017,767	$848,326,838	$—	$1,884,344,605

(9)	Related-Party Transactions

Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Plan Sponsor. At December 31, 2008 and 2007, the Plan held a combined total of 20,556,645 and 21,831,063 shares valued at approximately $23.02 and $26.94 per share, respectively. Additionally, dividends received by the Plan include dividends paid by The Home Depot, Inc. totaling $19,516,079 and $21,370,042 for the years ended December 31, 2008 and 2007, respectively. These transactions constitute party-in-interest transactions since The Home Depot, Inc. is the Plan Sponsor.

Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and a Plan fiduciary, and therefore, these transactions constitute party-in-interest transactions.

(10)	Plan Amendments and Other Plan Changes

Effective January 1, 2007, the Plan was amended and restated to incorporate all prior amendments, as required for submission of the Plan for favorable determination by the IRS for all changes in the law since GUST, including the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), final Section 401(k) and 401(m) Treasury regulations, and changes to Section 401(a)(9) of the IRC.

Effective August 30, 2007, the Plan was amended to (i) allow for the continued participation of associates of HD Supply and its subsidiaries following the sale of that business by The Home Depot, Inc., (ii) add the provisions required under the IRC for a multiple employer plan (Items (i) and (ii) collectively, the “Transition Provisions”), (iii) authorize the Administrative and Investment Committees to remove and replace their own members, and (iv) add HD Guam, LLC as a participating employer.

Effective December 27, 2007, the Plan’s Administrative Committee authorized the transfer of assets and liabilities attributable to associates of HD Supply and its subsidiaries by means of a plan-to-plan transfer of assets and liabilities from the Plan to a newly-created HD Supply defined contribution plan. The amount of the transfer was $228,002,700.

Effective January 1, 2008, the Plan was amended to remove the Transition Provisions from the Plan.

THE HOME DEPOT FUTUREBUILDER
Notes to Financial Statements
December 31, 2008 and 2007
The Plan was amended: (1) effective January 1, 2008, to incorporate new requirements provided for in final regulations under Section 415 of the IRC; (2) effective January 1, 2007, to eliminate ESOP contributions prospectively; (3) effective September 17, 2008, to freeze contributions to The Home Depot, Inc. Common Stock Fund, add a brokerage window as an investment option and to allow in-kind distributions from the brokerage window; and (4) effective January 1, 2009, to grant eligibility for matching contributions to associates of THD At-Home Services, Inc. who are paid on a 100% commission basis under the same terms as other associates.

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31 (as expected to be filed for 2007 and as filed for 2006):

	2008	2007
Net assets available for plan benefits	$2,051,022,410	$2,435,549,116
Deemed distributions	(700,290)	(684,478)
Participant withdrawals payable	(1,075,203)	(1,726,245)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(38,144,690)	(1,753,776)

Net assets available for plan benefits - Form 5500	$2,011,102,227	$2,431,384,617

Deemed distributions are defaulted and unpaid participant loans.

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31 (as expected to be filed for 2008 and as filed for 2007):

	2008	2007
(Decrease) increase in net assets per statement of changes in net assets available for plan benefits	$(384,526,706)	$(252,357,917)
Deemed distributions	(15,812)	(150,882)
Participant withdrawals payable	651,042	(1,726,245)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(36,390,914)	(1,753,776)
Assets transfer	—	228,002,700

Net loss — Part II Line K Form 5500	$(420,282,390)	$(27,986,120)

(12)	Nonexempt transactions

For the plan year ended December 31, 2007, there were isolated, immaterial instances in which subsidiaries of the Company failed to remit participant contributions and loan repayments to the Plan in the time required by the Department of Labor, representing a nonexempt loan of funds to the subsidiaries from the Plan. These late contributions and loan repayments have been corrected, and the Plan’s Administrative Committee is in the process of self-reporting these transactions to the IRS on Form 5330 and paying the applicable excise taxes.

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

For the Year ended December 31, 2008

(b)
	Relationship to Plan,		(d)
(a)	Employer or other	(c)	Amount on
Identity of party invloved	Party in interest	Description of transactions	Line 4(a)
The Home Depot, Inc.	Plan sponsor	Employees deferral not deposited to Plan in a timely manner	$7,371
See accompanying report of independent registered public accounting firm.

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Description	Current
Identity of issue			of investment	value
*	The Home Depot, Inc. Common Stock	20,556,645	shares of common stock	$473,213,968
	JP Morgan Stable Value	436,036,810	units of separate account	436,036,810
	TimesSquare Mid-Cap Growth Strategy Fund	8,669,661	units of separate account	222,636,902
	BGI Equity Index Stock Fund	6,344,651	units of collective trust	185,498,131
	Dodge & Cox Stock Fund	1,736,417	shares of registered investment company	129,137,304
	Dodge & Cox International Stock Fund	6,056,096	shares of registered investment company	132,628,496
	T. Rowe Price Small-Cap Stock Fund	3,630,138	shares of registered investment company	70,352,082
	BGI LifePath Portfolios	8,328,612	units of collective trust	69,390,665
	BGI U.S. Debt Index Fund	8,954,032	units of collective trust	136,682,859
*	The Northern Trust Company Coltv Short-Term Investment Fund	18,273,712	units of collective trust	18,273,712
	Schwab PCRA	6,328,356	brokerage window	6,328,356
	Participant loans		loans with interest rates generally ranging
			from 5.0% to 10.5% and maturity dates through January 17, 2013	133,108,393

	Total			$2,013,287,678

*Indicates party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

17

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2009	The Home Depot FutureBuilder

/s/ Richard I. Johnson

	By:	Richard I. Johnson
Member of The Home Depot
FutureBuilder Administrative Committee

/s/ Rebecca I. Flick

	By:	Rebecca I. Flick
Member of The Home Depot
FutureBuilder Administrative Committee

/s/ Timothy A. Hourigan

	By:	Timothy A. Hourigan
Member of The Home Depot
FutureBuilder Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm